Exhibit No. 12(c)

FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2009	2008	2007	2006	2005
EARNINGS, AS DEFINED:
Net income	$462	$385	$317	$328	$260
Fixed charges, as below	261	239	188	159	138
Income taxes	209	181	144	193	121
Total earnings, as defined	$932	$805	$649	$680	$519

FIXED CHARGES, AS DEFINED:
Interest on long-term debt	$239	$220	$157	$145	$116
Other interest	19	16	28	10	18
Imputed interest factor in rentals – charged principally to operating expenses	3	3	3	4	4
Total fixed charges, as defined	261	239	188	159	138
Preferred dividends, as defined	2	2	2	2	2
Total fixed charges and preferred dividends combined	$263	$241	$190	$161	$140

Ratio of Earnings to Fixed Charges	3.57	3.37	3.45	4.28	3.76

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.54	3.34	3.42	4.22	3.71